EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of American Towers, Inc. on Form S-4 of our report on the consolidated financial statements of American Tower Corporation dated February 24, 2003, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, appearing in the Annual Report on Form 10-K of American Tower Corporation for the year ended December 31, 2002, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    Deloitte & Touche LLP

Boston, Massachusetts

April 7, 2003